Exhibit 99.1

CARDIOL THERAPEUTICS INC.

US$75,000,000

OPEN MARKET SALE AGREEMENTSM

November 3, 2026

JEFFERIES LLC

520 Madison Avenue

New York, New York 10022

Ladies and Gentlemen:

Cardiol Therapeutics Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), confirms its agreement (this “Agreement”) with Jefferies LLC (the “Agent”) to issue and sell common shares of the Company (the “Common Shares”) having an aggregate offering price of up to US$75,000,000 (the “Shares”) upon and subject to the terms and conditions contained herein.

1.           Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agent agree that the Company may from time to time seek to sell Shares through the Agent, acting as sales agent, or directly to the Agent, acting as principal, as follows, with an aggregate Sales Price (as defined below) of up to US$75,000,000 (the “Maximum Program Amount”), based on and in accordance with Placement Notices as the Company may deliver, during the term of this Agreement. The issuance and sale of the Shares through the Agent will be effected pursuant to the Canadian Prospectus, the U.S. Prospectus and the Registration Statement (each as defined below) filed by the Company, as set forth herein. As used herein “Sales Price” means the actual sale execution price of each Share placed by the Agent pursuant to this Agreement.

2.            Mechanics of Issuances.

(a)          Placement Notice. Upon the terms and subject to the conditions set forth herein, on any Trading Day during the term of this Agreement on which the conditions set forth in Section 11 shall have been satisfied, the Company may exercise its right to request an issuance of Shares (each, a “Placement”) by delivering to the Agent a placement notice (a “Placement Notice”) in the form attached hereto as Exhibit A, which Placement Notice shall include the applicable Floor Price (as defined below); provided, however, that (A) in no event may the Company deliver a Placement Notice to the extent that (I) the sum of (x) the aggregate Sales Price of the requested Issuance Amount (as defined below), plus (y) the aggregate Sales Price of all Shares issued under all previous Placement Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Placement Notice, the period set forth for any previous Placement Notice shall have expired or been terminated. A Placement Notice shall be considered delivered on the Trading Day that it is received by e mail to the persons set forth in Schedule 1 hereto (each an “Authorized Representative”) and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, the Agent may modify the list of such persons from time to time. As used herein, “Issuance Amount” means the aggregate Sales Price of the Shares to be sold by the Agent pursuant to any Placement Notice. As used herein, “Floor Price” means the minimum price set by the Company in the Placement Notice below which the Agent shall not sell Shares during the applicable period set forth in the Placement Notice, which may be adjusted by the Company at any time during the period set forth in the Placement Notice by delivering written notice of such change to the Agent and which in no event shall be less than US$1.00 without the prior written consent of the Agent, which may be withheld in the Agent’s sole discretion.

SM “Open Market Sale Agreement” is a service mark of Jefferies LLC.

(b)          Agent Efforts. Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of a Placement Notice, the Agent will use its commercially reasonable efforts consistent with its normal sales and trading practices to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in, the Placement Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement. For the avoidance of doubt, the parties to this Agreement may modify a Placement Notice at any time provided they both agree in writing to any such modification.

(c)           Method of Offer and Sale. The Shares may be offered and sold (A) in privately negotiated transactions with the consent of the Company; (B) as block transactions with the consent of the Company; or (C) by any other method permitted by law that constitutes an “at-the-market distribution” under National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NASDAQ Capital Market (“NASDAQ”) or sales made into any other existing trading market of the Common Shares solely in the United States (it being expressly acknowledged by both parties that sales shall only be made on NASDAQ (the “Principal Trading Market”) and that no sales shall be made on the Toronto Stock Exchange (“TSX”)) or to or through a market maker in the United States. Nothing in this Agreement shall be deemed to require either party to agree to the method of offer and sale specified in the preceding sentence, and (except as specified in clauses (A) and (B) above) the method of placement of any Shares by the Agent shall be at the Agent’s discretion. The Company acknowledges that the Agent will conduct the sale of the Shares to be issued pursuant to each Placement Notice (the “Placement Shares”) in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the Securities Act, and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all applicable Canadian Securities Laws (as defined below), and, the rules of the NASDAQ and the TSX.

For the purposes hereof, “Trading Day” means any day on which the Principal Trading Market is open for trading.

For the purposes of this Agreement, the “Applicable Time” means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

(d)          Confirmation to the Company. If acting as sales agent hereunder, the Agent will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has placed Shares hereunder setting forth the number of shares sold on such Trading Day, the corresponding Sales Price and the Issuance Price (as defined below) payable to the Company in respect thereof. As used herein, “Issuance Price” means the Sales Price less the Selling Commission.

For the purpose hereof, “Selling Commission” means up to three percent (3.0%) of the gross proceeds of Shares sold pursuant to this Agreement, or as otherwise agreed between the Company and the Agent with respect to any Shares sold pursuant to this Agreement.

(e)           No Guarantee of Placement, Etc. The Company acknowledges and agrees that (A) there can be no assurance that the Agent will be successful in placing Shares; (B) the Agent will incur no liability or obligation to the Company or any other Person if it does not sell Shares, other than due to a failure by the Agent to use its commercially reasonable efforts consistent with its normal sales and trading practices as required by Section 2(b); and (C) the Agent shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Agent and the Company.

(f)           Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Company and the Agent agree that the Company shall not deliver any Placement Notice to the Agent, and the Agent shall not be obligated to place any Shares, during any period in which the Company is in possession of material non-public information.

(g)          Fees. As compensation for services rendered, the Company shall pay to the Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount by the Agent deducting the Selling Commission from the applicable Issuance Amount; provided, however, that no Selling Commission shall be payable in respect of any Shares that are not settled for any reason other than a default by the Company in its obligation to deliver such Shares.

4.            Suspension or Termination of Sales. Consistent with standard market settlement practices, the Company or the Agent may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the period set forth in a Placement Notice shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair either party’s obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 5 with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold the Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, the Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by Section 5, and may use the Shares to settle or close out such borrowings. The Company agrees that no such notice shall be effective against the Agent unless it is made to the persons identified in writing by the Agent pursuant to Section 2(a), and the Agent agrees that no such notice shall be effective against the Company unless it is made to the persons identified in Schedule 1 as notice parties for the Company.

5.            Settlement. Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 11, on or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares being sold by crediting the Agent or its designee’s account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the Agent will deliver, by wire transfer of immediately available funds, the related Issuance Price in same day funds delivered to an account designated by the Company prior to the Settlement Date. The Company may sell Shares to the Agent as principal at a price agreed upon at each relevant time Shares are sold pursuant to this Agreement (each, a “Time of Sale”).

As used herein, “Settlement Date” means the first Business Day following each Trading Day during the period set forth in the Placement Notice on which Shares are sold pursuant to this Agreement, when the Company shall deliver to the Agent the amount of Shares sold on such Trading Day and the Agent shall deliver to the Company the Issuance Price received on such sales.

6.            Registration Statement and Prospectuses. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”) a final short form base shelf prospectus dated September 15, 2026, in respect of an aggregate of up to US$150,000,000 in certain securities of the Company, including Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated September 15, 2026 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (NI 44-101 and NI 44-102 are collectively referred to herein as, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-298852) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act on September 16, 2026. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g). Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Agent shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Agent agrees that it will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Each of the Company and the Agent hereby agrees and acknowledges that all sales and solicitations of sales of common shares by the Agent as agent of the Company shall be made solely in the United States.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectus, as the case may be.

The U.S. Prospectus, together with any Issuer Free Writing Prospectus(es) issued at or prior to an Applicable Time, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares) shall be referred to herein as the “Disclosure Package”.

7.            Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agent that as of (1) the date of this Agreement, (2) each Trading Day that a Placement Notice is delivered, (3) each Settlement Date, (4) each Triggering Event Date on which a certificate is required to be delivered pursuant to Section 8(o), (5) as of each Applicable Time and (6) each Time of Sale (each of the times referenced above is referred to herein as a “Representation Date”), except as may be disclosed in the Registration Statement, the Disclosure Package and the Prospectuses (including the documents incorporated by reference therein and any supplements thereto) on or before a Representation Date, and except as any such representation or warranty is, by its express terms, limited to a specific date:

(a)          Registration Statement and Prospectuses. The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects. The Canadian Prospectus Supplement, and any amendments or supplements thereto, at the time of filing thereof, will each comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus Supplement, as of the date of the Canadian Prospectus Supplement, and any amendments or supplements thereto, each will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Prospectus Supplement, and any amendments or supplements thereto, at the time of filing thereof, will each constitute, full, true and plain disclosure of all material facts relating to the Shares. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement, the Disclosure Package or the Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(b)          Accurate Disclosure. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus Supplement complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Disclosure Package does not, and at the time of each sale of the Shares in connection with the offering, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the Disclosure Package, or the Prospectuses (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the following information: the first sentence of the fourteenth paragraph under the heading “Plan of Distribution” in the Prospectus Supplements (collectively, the “Agent Information”).

(c)          Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(d)          Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(e)          Emerging Growth Company Status. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”). The Company will cease to be an Emerging Growth Company on December 31, 2026.

(f)           Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(g)          Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the Exchange Act and National Instrument 52-110 - Audit Committees.

(h)          Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Disclosure Package or the U.S. Prospectus under the Securities Act. There has been no change in accounting policies or practices of the Company since January 1, 2026 except as disclosed in the financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses. No other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Company are required by applicable securities laws to be included in the Registration Statement, the Disclosure Package and the Prospectuses.

(i)           Material Liabilities. Except as set out in the financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectuses or as incurred in the ordinary course of business since June 30, 2026 and as would not individually or in the aggregate have a Material Adverse Effect, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any Employee Plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business, or (ii) would result in the Canadian Prospectus or any amendment thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws.

(j)           Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(k)          No Material Adverse Change in Business. Except as otherwise stated therein in the Registration Statement, the Disclosure Package or the Prospectuses, since June 30, 2026, (A) there has been no material adverse change in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business (a “Material Adverse Change”), (B) there have been no transactions entered into by the Company or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities, and (D) neither Company nor any of its subsidiaries has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material.

(l)           Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power, capacity and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Disclosure Package and the Prospectuses and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. Neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up.

(m)         Subsidiaries. The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Registration Statement, the Disclosure Package and the Prospectuses.  Each subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Registration Statement, the Disclosure Package and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification. The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each of its subsidiaries, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever. None of the Company’s subsidiaries nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such subsidiaries’ dissolution or winding up. No subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary.

(n)          Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the Disclosure Package and the Prospectuses under the caption “Consolidated Capitalization” (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements, equity incentive plans or employee benefit plans referred to in the Registration Statement, the Disclosure Package and the Prospectuses or (C) pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the Disclosure Package and the Prospectuses). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company or other person. No person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of its subsidiaries of any of the shares or other securities of the Company or any such subsidiary, or to require the Company or any of its subsidiaries to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Company or any of its subsidiaries. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its subsidiaries. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the TSX.

(o)          Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company. All consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under Canadian Securities Laws necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, will have been made or obtained, as applicable (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods, which documents shall be filed as soon as practicable after the date hereof and, in any event, within such deadline imposed by applicable Canadian Securities Laws).

(p)          Authorization and Description of Shares. The Shares to be issued as described in this Agreement and the Disclosure Package have been duly authorized and reserved for issuance and sale through the Agent pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration for such Shares, will be validly issued and fully paid and non-assessable; and, the issuance of the Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Agent and in respect of which enforceable waivers have been received by the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the Disclosure Package and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(q)          Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement.

(r)            Absence of Violations, Defaults and Conflicts. Neither the Company nor its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or its subsidiaries is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except, in the case of (B) or (C), for such default or violations that would not, singly or in the aggregate, result in a Material Adverse Effect.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the Disclosure Package and the Prospectuses (including the issuance and sale of the Shares) have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its subsidiaries.

(s)           Listing. The Common Shares are listed on the NASDAQ and the TSX. The Company has notified NASDAQ regarding the issuance of the Shares in accordance with NASDAQ rules; and the Company has applied to list the Shares on the TSX, subject to satisfaction of the customary conditions of listing approval.

(t)           Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiaries exists or, to the knowledge of the Company, is imminent, which would result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association. The Company and each of its subsidiaries are in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice.

(u)          Benefit Plans. Except as otherwise as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, neither the Company nor its subsidiaries have agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or any of its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any of its subsidiaries (“Employee Plans”). The Company has made available to the Agent true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(v)          ERISA Compliance. Any “Employee Benefit Plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established or maintained by the Company and its subsidiaries is in compliance in all material respects with ERISA. No material “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan established or maintained by the Company, any of its subsidiaries or any member of any group of organizations described in Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company or such subsidiary is a member (an “ERISA Affiliate”). No Employee Benefit Plan established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such Employee Benefit Plan were terminated, would have any material “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, any of its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Employee Benefit Plan or (ii) Section 412, 4971 or 4975 of the Code. Each Employee Benefit Plan established or maintained by the Company and its subsidiaries that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification.

(w)         Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(x)          Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the Disclosure Package or the Prospectuses or to be filed as exhibits to the Registration Statement which (a) have not been so described and filed as required or (b) in the case of exhibits to the Registration Statement, will be so filed within the required period of time.

(y)          Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, the Canadian Securities Laws, the rules of NASDAQ or the TSX, state securities laws or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(z)           Licenses and Permits.

(i)            The Company has provided the Agent with copies of all material documents and correspondence relating to the current licenses (the “Licenses”) issued by Health Canada (“HC”) pursuant to the Cannabis Act (Canada) and the regulations promulgated thereunder to Dalton Chemical Laboratories, Inc., operating as Dalton Pharma Services (“Dalton”). To the knowledge of the Company, Dalton is in compliance, in all material respects, with the terms and conditions of all such Licenses and Dalton has advised the Company that it does not anticipate any variations or difficulties in renewing such Licenses or any other required license or permit. The offering of the Shares (including the proposed use of proceeds of the offering) will not have any material adverse impact on the Licenses or, to the knowledge of the Company, require Dalton to obtain any new License under the Cannabis Act.

(ii)            The Company is not required to obtain any permits or licenses (other than the Licenses issued to Dalton) pursuant to the Cannabis Act (Canada) or any other permits from HC or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with its business as currently conducted.

(aa)        Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the Disclosure Package and the Prospectuses or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or its subsidiaries holds properties described in the Registration Statement, the Disclosure Package or the Prospectuses, are in full force and effect, and neither the Company nor any such subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(bb)       Title to Intellectual Property. The Company and its subsidiaries own or have valid, binding and enforceable licenses or other rights under the patents, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property described in the Registration Statement, the Disclosure Package and the Prospectuses, or any other such intellectual property which, to the knowledge of the Company, is necessary for, or used in the conduct, or the proposed conduct, of the business of the Company and its subsidiaries in the manner described in the Registration Statement, the Disclosure Package and the Prospectuses (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting; other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, (A) the Company is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Company’s Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, devices or processes of the Company referred to in the Registration Statement, the Disclosure Package or the Prospectuses do or will, infringe, misappropriate or violate any right or valid patent claim of any third party, and (D) to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property that is owned by the Company, other than any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, and, to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than any licensor to the Company of such Intellectual Property.

(cc)        Confidentiality Agreements. To the extent that (i) any of the Intellectual Property that is owned by the Company or any of its subsidiaries is licensed or (ii) any of the Intellectual Property that is owned by the Company or any of its subsidiaries, and that is treated by the Company or any of its subsidiaries as confidential, is disclosed, in either case, to any other person by the Company or any of its subsidiaries, the Company or any of its subsidiaries, as applicable, has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, none of the Company, any of its subsidiaries or, any other party, is in material default or material breach of its obligations thereunder.

(dd)       Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or under which the Company has rights and which are necessary and material in the conduct, or proposed conduct, of the business of the Company and its subsidiaries in the manner described in the Registration Statement, the Disclosure Package and the Prospectuses have, to the knowledge of the Company, been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts which were required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications.

(ee)        Legal Compliance.

(i)            To the knowledge of the Company, the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Company that are described in the Registration Statement, the Disclosure Package and the Prospectuses were conducted, in all material respects, in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; and that the drug substances used in the clinical trials have been manufactured, in all material respects, under “current good manufacturing practices”, when required, as applicable, in the United States, Canada and other jurisdictions in which such clinical trials have been and are being conducted.

(ii)           The Company is not in violation in any material respect, of any material law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body, applicable to the investigation of new drugs in humans and animals, including, but not limited to, those promulgated by the FDA, HC or the European Medicines Agency (the “EMA”) (collectively, “Regulatory Authority”).

(iii)          There are no pending or, to the knowledge of the Company, threatened (whether written, oral or otherwise), civil, criminal or administrative actions, suits, demands, claims, hearings, investigations, proceedings, complaints, material adverse inspections, material findings of deficiency, warning letters, requests for information or other compliance or enforcement actions by FDA, HC, EMA or any other Regulatory Authority related to any of the Company’s products, or the services or facilities of the Company and, to the knowledge of the Company, there is no act, omission, event, or circumstance that would reasonably be expected to give rise to any such action, suit, demand, claim, hearing, investigation, proceeding, complaint, material adverse inspection, material finding of deficiency, warning letter, requests for information, other compliance or enforcement action or any such liability.

(iv)          To the knowledge of the Company, the research, pre-clinical and clinical validation studies and other studies and tests conducted or being planned by or on behalf of or sponsored by the Company or in which the Company participated or plans to participate were and, if still pending, are being conducted or planned in all material respects in accordance with good clinical practice and medical standard-of-care procedures, as applicable, including in accordance with the protocols submitted to HC, the FDA, the EMA or any other Regulatory Authority exercising comparable authority and the Company does not have knowledge of any other trials, studies or tests, the results of which reasonably call into question, in any material respect, the results of such studies and tests. The Company has not received any notices or other correspondence from such Regulatory Authorities or any other Governmental Entity or any other person requiring the termination, suspension or material modification of any such research, pre-clinical and clinical validation studies or other studies and tests. The Company has not received any information from HC, the FDA, the EMA or any other Regulatory Authority that would reasonably be expected to lead to the denial of any clinical trial application or application for marketing approval before HC, the FDA, the EMA or such other Regulatory Authority. The Company has not failed to submit to HC, the FDA, the EMA or other Regulatory Authority any necessary clinical trial application or investigational new drug application for a clinical trial it is conducting or sponsoring. All such submissions and any new drug submission or new drug application submission, if submitted, were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by HC, the FDA, the EMA or other Regulatory Authority with respect to any such submissions, except any deficiencies which could not, individually or in the aggregate, have a Material Adverse Effect.

(ff)         Product Defects. The Company has not received any notice or communication from any customer or HC alleging a defect or claim in respect of any products supplied or sold by the Company to a customer and, to the knowledge of the Company, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company in respect of any products supplied or sold by the Company.

(gg)       Privacy Laws. To the knowledge of the Company, neither the Company nor any of its subsidiaries has unlawfully disclosed the personal health information of any person, nor committed any other breach of applicable laws concerning the privacy and/or security of personal health information; nor, to the knowledge of the Company, is there any investigation of the Company or any of its subsidiaries by any Governmental Entity for a violation of applicable laws concerning the privacy and/or security of personal health information. Neither the Company nor any of its subsidiaries has notified, either voluntarily or as required by applicable laws, any affected individual, any Governmental Entity or the media of any breach of personal health information. To the knowledge of the Company, neither the Company nor any of its subsidiaries has suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(hh)       Suppliers and Customers. No material supplier or customer of the Company including, without limitation, Dalton, has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Company, intends to materially modify its relationship with or supplies to the Company, except any such cancellation, modification, or threatened modification which could not, individually or in the aggregate, have a Material Adverse Effect.

(ii)          Environmental Laws. Except as such would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(jj)          Accounting Controls. The Company and its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and Rule 15d-15 under the Exchange Act) and have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(kk)        Research and Development Activities.

(i)             All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company in connection with their business is being conducted, in all material respects, in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(ii)             All product candidates developed, tested, investigated, fabricated, manufactured, packaged, labelled, stored, transported, handled, imported, exported or distributed by or on behalf of the Company, and all of the services performed by the Company in relation to the product candidates that are subject to the jurisdiction of HC, the Canadian provincial Ministries of Health, the FDA, the EMA or any comparable Regulatory Authority are in material compliance with all applicable legal requirements, including those regarding (if and as applicable) non-clinical testing, clinical research, good manufacturing practices, good laboratory practices, labeling, packaging, record-keeping, adverse event reporting and reporting of corrections and removals.

(iii)            The descriptions in the Registration Statement, the Disclosure Package and the Prospectuses of the research results are consistent in all material respects with such results and no other studies or other clinical trials whose results are known to the Company are materially inconsistent with or otherwise materially call into question the results described or referred to in the Registration Statement, the Disclosure Package and the Prospectuses.

(ll)          Payment of Taxes. All federal, provincial and foreign income tax returns of the Company and its subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except for any failure to so pay that would be immaterial), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Company and its subsidiaries have been filed with all appropriate Governmental Entities, all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading and no assessment in connection therewith has been made against the Company or any of its subsidiaries. To the knowledge of the Company, there are no issues or disputes outstanding with any Governmental Entity respecting any taxes that have been paid, or may be payable, by the Company or any of its subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of its subsidiaries. The Company and its subsidiaries have each established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets and properties of the Company or any of its subsidiaries (other than liens for taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Company or any of its subsidiaries are bona fide and the Company has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company or any of its subsidiaries.

(mm)      Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. Neither the Company nor any of its subsidiaries is in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company or any of its subsidiaries would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. Neither the Company nor any of its subsidiaries has received notice from any of the insurers regarding cancellation of such insurance policy or has been denied any insurance coverage which it has sought or for which it has applied.

(nn)       Investment Company Act. Neither the Company nor any subsidiary is and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, or the manner in which such proceeds are temporarily held pending expenditure, neither of them will be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(oo)       PFIC and CFC. The Company was a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code for the taxable year ended December 31, 2025 and expects that it may be a PFIC for the current taxable year. To the Company’s knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, and any indirect or constructive ownership by U.S. Persons pursuant Section 958 of the Code not actually disclosed to the Company, the Company is not a “controlled foreign corporation” as defined in the Code.

(pp)       Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(qq)       Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), or any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance, in all material respects, with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(rr)          Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), those of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the applicable the money laundering statutes of all other jurisdictions to which the Company is subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ss)        OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”), or is more than 50 percent owned in the aggregate by or acting on behalf of one or more Persons that are, currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions, including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea and the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

In the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(tt)         No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes or duties, levies, deductions, or charges are payable by, or required to be withheld on behalf of, the Agent to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Shares through the Agent; assuming that the Agent is not otherwise subject to taxation in Canada, no capital gains, income or other taxes are payable by or on behalf of the Agent to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Shares through the Agent.

(uu)       Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(vv)       Reporting Requirements. The Company is a reporting issuer under the securities laws of each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such province or territory that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of NASDAQ and the TSX and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions in which it was required to do so in accordance with Canadian Securities Laws prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Shares. The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, except for the filing of the Canadian Prospectus with the Canadian Qualifying Authorities.

(ww)      Related Party Transactions. There are no business relationships or related-party transactions involving the Company, any subsidiary or any other person required by applicable securities laws to be described in the Registration Statement, the Disclosure Package and the Prospectuses that have not been described as required. To the Company’s knowledge, none of the directors, officers or employees of the Company, any of its subsidiaries or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Company or any of its subsidiaries that materially affects, is material to or would reasonably be expected to materially affect the Company or any of its subsidiaries. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Registration Statement, the Disclosure Package or the Prospectuses, neither the Company nor any of its subsidiaries is indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this paragraph (ww). None of those persons referred to in this paragraph (ww) is indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company or its subsidiaries other than employment agreements.

(xx)         Jurisdiction. Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of Ontario. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(yy)        Lending and Other Relationships. The Company (i) does not have any material lending or other relationship with any banking or lending affiliate of the Agent and (ii) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of the Agent.

(zz)         Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(aaa)       Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act).

(bbb)      Material Transactions. Except to the extent disclosed in the Registration Statement, the Disclosure Package and the Prospectuses or for discussions or negotiations in the ordinary course of business, the Company is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise).

(ccc)      Contracts. All material Agreements and Instruments are in full force and effect and are valid and enforceable by and against the Company or its applicable subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that the ability to sever unenforceable terms may be limited by applicable law. Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material Agreements and Instruments referred to or described in Registration Statement, the Disclosure Package or the Prospectuses, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof, except as would not, singly or in the aggregate, result in a Material Adverse Effect.

(ddd)     Corporate Records and Due Diligence. Copies of the minute books and records of the Company and its subsidiaries made available to counsel for the Agent in connection with the due diligence investigation of the Company and its subsidiaries for the period from the date requested by the Agent to the date hereof are all of the minute books of the Company and its subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and its subsidiaries to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or its subsidiaries to the date hereof not reflected in such minute books. The Company has not withheld from the Agent any material facts relating to the Company, any of its subsidiaries or the offering of the Shares.

(eee)      Fees. Other than the Agent, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(fff)        Eligible Investment. The Shares qualify as eligible investments as described in the Registration Statement, the Disclosure Package and the Prospectuses under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Shares to cease to be qualified, during the period of distribution of the Shares, as eligible investments to the extent so described in the Registration Statement, the Disclosure Package and the Prospectuses.

(ggg)     Transfer Agents. Odyssey Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and the United States.

(hhh)     Acquisitions. No acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Canadian Prospectus Supplement, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(iii)         Cybersecurity. There has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Company or its subsidiaries (collectively, “IT Systems and Data”) and the Company and its subsidiaries have not been notified of, and have no knowledge of, any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

Any certificate signed by any officer or representative of the Company or any of its subsidiaries and delivered to the Agent or counsel for the Agent in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agent and, for purposes of the opinions to be delivered pursuant to Section 8(p), Section 11(f) and Section 11(j) hereof, counsel to the Company and counsel to the Agent, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

8.            Covenants of the Company. The Company covenants and agrees with the Agent that:

(a)           Prospectus and Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agent a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company will not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are filed and accessible on EDGAR or SEDAR+, as applicable; and the Company will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)          Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 15, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses in respect of the Shares, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)          Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agent under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agent to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request.

(d)          NASDAQ and TSX Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with the NASDAQ all documents and notices, and make all certifications, as may be required by the NASDAQ and (ii) will file with the TSX all documents and notices, and make all certifications, as may be required by the TSX.

(e)          Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on the Principal Trading Market and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the United States as the Agent designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f)           Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agent that are filed an accessible on SEDAR+ or EDGAR, as applicable.

(g)          Company Information. At the request of the Agent, the Company will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and applicable securities laws.

(h)          Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(i)           Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectuses, any Free Writing Prospectus (as defined below) prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or the Agent in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws or the provincial securities laws of Canada, and, if requested by the Agent, preparing and printing a “Blue Sky Survey” or memorandum and a “Canadian wrapper, and any supplements thereto, advising the Agent of such qualifications, registrations, determinations and exemptions (copies of which will be provided to the Company); (vii) the reasonable and documented fees and disbursements of the Agent’s counsel, including the reasonable and documented fees and expenses of counsel for the Agent in connection with, FINRA review, if any, and approval of the Agent’s participation in the offering and distribution of the Shares; (viii) the filing fees incident to FINRA review, if any; (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives, employees and officers of the Company and of the Agent and any such consultants, and the cost of any aircraft chartered in connection with the road show; and (x) the fees and expenses associated with listing the Shares on the Principal Trading Market. The fees and disbursements of the Agent’s counsel (including U.S. and Canadian counsel) pursuant to this section, together with any blue sky and FINRA-related counsel fees, shall not exceed, in the aggregate, (A) US$100,000 in connection with the execution of this Agreement, (B) US$30,000 in connection with each Triggering Event Date (as defined below) involving the filing of an annual report on Form 40-F or Form 20-F on which the Company is required to provide a certificate pursuant to Section 8(o) and (C) US$20,000 in connection with each other Triggering Event Date on which the Company is required to provide a certificate pursuant to Section 8(o).

(j)           Use of Proceeds. The Company will use the amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) as described in the Prospectuses.

(k)          Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agent to sell Placement Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(l)           Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agent or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agent may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(m)        Representations and Warranties. The Company acknowledges that each delivery of a Placement Notice and each delivery of Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agent that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Placement Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Registration Statement, the Disclosure Package and the Prospectuses (including any documents incorporated by reference therein and any supplements thereto) on or before such date, and except as any such representation or warranty is, by its express terms, limited to a specific date; and (ii) an undertaking that the Company will advise the Agent if any of such representations and warranties will not be true and correct as of the Settlement Date for the Shares relating to such Placement Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement, the Disclosure Package and the Prospectuses as amended and supplemented relating to such Shares).

(n)          Required Filings Relating to Placement of Placement Shares. In each quarterly report, management’s discussion and analysis, annual information form or annual financial statements / annual report on Form 40-F or Form 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by the Agent under this Agreement, the Company shall set forth with regard to such quarter the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, within ten (10) calendar days after the end of each month during the term of this Agreement, the Company will, in addition to filing a Form 1 with the TSX, provide to the TSX, such additional reports of daily sales of the Placement Shares as may be requested from time to time by the TSX, which schedules and reports shall be submitted to the TSX on a confidential, non-public basis.

(o)          Triggering Event Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F or Form 20-F under the Exchange Act; (iii) files interim financial statements in a report on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Triggering Event Date”), the Company shall furnish the Agent with a certificate, in the form attached hereto as Exhibit B within three Trading Days of any such Triggering Event Date. The requirement to provide a certificate under this Section 8(o) shall be waived for any Triggering Event Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date; provided, however, that such waiver shall not apply for any Triggering Event Date on which the Company files its annual report on Form 40-F or Form 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Triggering Event Date when the Company relied on such waiver and did not provide the Agent with a certificate under this Section 8(o), then on or before the Company delivers the Placement Notice or the Agent sells any Placement Shares, the Company shall provide the Agent with a certificate, in the form attached hereto as Exhibit B, dated the date of the Placement Notice.

(p)          Legal Opinions. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, and (ii) each Triggering Event Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agent (A) the written opinion and negative assurance letter of Troutman Pepper Locke LLP, special U.S. counsel for the Company (provided, however, only a negative assurance letter of such counsel shall be required for each Triggering Event Date that is neither the commencement of the offering of Placement Shares nor an annual reporting date referenced in Section 8(o)(ii)), (B) the written opinion of Borden Ladner Gervais LLP, Canadian counsel for the Company, or other counsel reasonably satisfactory to the Agent (provided that such opinion shall only be required to be delivered upon the commencement of the offering of Placement Shares, on each Amendment Date and on each Triggering Event Date that is an annual reporting date referenced in Section 8(o)(ii)), and (C)  upon the commencement of the offering of Placement Shares, on each Amendment Date and on each Triggering Event Date that is an annual reporting date referenced in Section 8(o)(ii)), the written opinion of local counsel to the Company as to ownership of the Company’s patent portfolio, each dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish the Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time. Such opinion and negative assurance letter, to the extent applicable, shall be rendered to the Agent at the request of the Company and shall state so therein.

(q)          Comfort Letters. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each Triggering Event Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company shall cause its independent accountants to furnish the Agent letters dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be (the “Comfort Letters”), in form and substance reasonably satisfactory to the Agent, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) confirming that they are in good standing with the Canadian Public Accountability Board, (iii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement as ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iv) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter; provided, however, that any such Comfort Letter (other than the Initial Comfort Letter) will only be required to the extent the applicable filing contains financial statements incorporated or deemed to be incorporated by reference into the Prospectuses.

(r)           Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that it will not be or become, at any time prior to the termination of this Agreement, required to register as an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(s)          Consent to the Agent’s Trading. The Company consents to the Agent trading in the Common Shares of the Company (to the extent permitted under applicable securities laws, the rules of NASDAQ and the TSX, and under this Agreement): (i) for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agent’s own account provided that no such purchase or sale shall take place by the Agent while the Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Agent, and provided further that in the case of clauses (i) or (ii), by providing such consent, the Company will incur no liability on behalf of the Agent or its clients from such trading activity.

(t)           Market Activities. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall use commercially reasonable efforts to cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Agent (or, if later, at the time stated in the notice), the Company will, and shall use commercially reasonable efforts to cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply. The Company shall promptly notify the Agent if it no longer meets the requirements set forth in Section (d) of Rule 102.

(u)          PFIC Status. For each taxable year in which the Company determines it is a “passive foreign investment company” as defined in Section 1297 of the Code, upon written request, the Company will provide to holders of Shares that are U.S. taxpayers or post on the Company’s website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

9.            Reporting Related to Placement of Shares. The Agent will deliver to the Company, for each fiscal quarter and fiscal year of the Company during which Placement Shares are sold pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its reporting requirements under Canadian Securities Laws or any applicable requirements of the TSX or NASDAQ, within three Trading Days after the end of such fiscal quarter or fiscal year, a report stating the number and average price of Placement Shares sold, the gross proceeds, the Net Proceeds and the aggregate compensation paid or payable to the Agent during such period.

10.          Additional Representations and Covenants of the Company.

(a)          Issuer Free Writing Prospectuses.

(i)             The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agent, it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agent. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii)            The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, the Prospectuses or the Disclosure Package, including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agent expressly stating that such information is intended for use therein.

(iii)           The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Prospectuses or the Disclosure Package including any document incorporated by reference therein that has not been superseded or modified, or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agent and, if requested by the Agent, will prepare and furnish without charge to the Agent an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agent expressly stating that such information is intended for use therein.

(b)          Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agent of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Placement Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agent that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agent.

(c)          Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses, the Disclosure Package or any Issuer Free Writing Prospectus reviewed and consented to by the Agent and included in a Placement Notice (as described in clause (a)(i) above).

11.          Conditions to the Agent’s Obligations. The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a)          Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agent and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b)          Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and, in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and the Agent’s counsel.

(c)          No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which might reasonably require any amendments or supplements to the Registration Statement, the Disclosure Package or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Disclosure Package or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Disclosure Package, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Disclosure Package and the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement, the Disclosure Package or Prospectuses would be appropriate.

(d)          Material Changes. Except as contemplated and appropriately disclosed in the Disclosure Package and the Prospectuses, or disclosed in the Company’s reports filed with the Commission and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agent (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses.

(e)          Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 8(o) on or before the date on which delivery of such certificate is required pursuant to Section 8(o).

(f)           Legal Opinions. The Agent shall have received the opinions of counsel to the Company required to be delivered pursuant Section 8(p) on or before the date on which such delivery of such opinions are required pursuant to Section 8(p).

(g)          Comfort Letters. The Agent shall have received the Comfort Letter required to be delivered pursuant Section 8(q) on or before the date on which such delivery of such letter is required pursuant to Section 8(q).

(h)          Chief Financial Officer’s Certificate. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each Triggering Event Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Agent shall have received a certificate, dated such date of delivery, of the Chief Financial Officer of the Company certifying certain financial information set forth in the Registration Statement, the Disclosure Package and the Prospectuses.

(i)           Secretary’s Certificate. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each Triggering Event Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Agent shall have received a certificate, dated such date of delivery, of the Secretary of the Company (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each person who executed this Agreement for or on behalf of the Company, and (iii) containing any other certification that the Agent shall reasonably request.

(j)           Agent’s Counsel Legal Opinion. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each Triggering Event Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Agent shall have received from DLA Piper LLP (US), counsel for the Agent, a negative assurances letter and such opinion or opinions, on or before the date on which the opinions of counsel to the Company are required to be delivered pursuant Section 8(p), with respect to such matters as the Agent may reasonably require, and the Company shall have furnished to such counsel such documents as it requests for enabling it to pass upon such matters.

(k)          Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 8(l).

(l)            Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the Principal Trading Market and the TSX, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Principal Trading Market and the TSX at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such market.

(m)         Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(o), the Company shall have furnished to the Agent such appropriate further information, certificates, and documents as the Agent may reasonably request. All such certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish the Agent with such conformed copies of such certificates, letters and other documents as the Agent shall reasonably request.

(n)          Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 and the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 and the Securities Act and applicable Canadian Securities Laws.

(o)          No Termination Event. There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 14(a).

(p)          Notice of Other Sale. Without the written consent of the Agent, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares (other than Shares hereunder), warrants or any rights to purchase or acquire Common Shares, during the period beginning on the third Trading Day immediately prior to the date on which any Placement Notice is delivered to the Agent hereunder and ending on the third Trading Day immediately following the Settlement Date with respect to Shares sold pursuant to such Placement Notice; and will not directly or indirectly enter into any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the termination of this Agreement; provided, however, that such restrictions will not be required in connection with the Company’s (i) issuance or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any employee or director share option, incentive or benefit plan, share purchase or ownership plan, long-term incentive plan, dividend reinvestment plan, inducement award under NASDAQ or TSX rules or other compensation plan of the Company or its subsidiaries, as in effect on the date of this Agreement, (ii) issuance or sale of Common Shares issuable upon exchange, conversion or redemption of securities or the exercise or vesting of warrants, options or other equity awards outstanding at the date of this Agreement, and (iii) modification of any outstanding options, warrants of any rights to purchase or acquire Common Shares.

12.            Indemnification and Contribution.

(a)            Indemnification of the Agent. The Company agrees to indemnify and hold harmless the Agent, its officers and employees, and each person, if any, who controls the Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which the Agent or such officer, employee or controlling person may become subject, under the Securities Act, the Exchange Act, the Canadian Securities Laws or other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company in accordance with Section 12(d)), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or in the Canadian Prospectus or any amendment thereto, or the U.S. Prospectus or any amendment thereto, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by the Agent in connection with, or relating in any manner to, the Common Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above, and to reimburse the Agent and each such officer, employee and controlling person for any and all expenses (including the reasonable and documented fees and disbursements of counsel chosen by the Agent) as such expenses are reasonably incurred by the Agent or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, (x) arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with the Agent Information, or (y) that a court of competent jurisdiction shall have determined by a final judgment resulted from the gross negligence, willful misconduct, bad faith or fraud of the Agent or any such officer, employee or controlling person. The indemnity agreement set forth in this Section 12(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)            Indemnification of the Company. The Agent agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer or controlling person may become subject, under the Securities Act, the Exchange Act, the Canadian Securities Laws or other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Agent), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact, in the Registration Statement, any Free Writing Prospectus, the Canadian Prospectus or the U.S. Prospectus (or any amendment or supplement thereto), in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the Agent Information; and to reimburse the Company, or any such director, officer or controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. The indemnity agreement set forth in this paragraph shall be in addition to any liabilities that the Agent may otherwise have.

(c)            Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 12 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 12, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this Section 12 or to the extent it is not prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 12 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the Agent (in the case of counsel for the indemnified parties referred to in Section 12(a) above) or by the Company (in the case of counsel for the indemnified parties referred to in Section 12(b) above), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(d)            Settlements. The indemnifying party under this Section 12 shall not be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 12(c) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed), effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e)            Contribution. If the indemnification provided for in this Section 12 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agent, on the other hand, from the offering of the Shares pursuant to this Agreement; or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agent, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Agent, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total commissions received by the Agent. The relative fault of the Company, on the one hand, and the Agent, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Agent, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 12(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 12(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 12(e); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 12(c) for purposes of indemnification.

The Company and the Agent agree that it would not be just and equitable if contribution pursuant to this Section 12(e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 12(e).

Notwithstanding the provisions of this Section 12(e), the Agent shall not be required to contribute any amount in excess of the agent fees received by the Agent in connection with the offering contemplated hereby. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 12(e), each officer and employee of the Agent and each person, if any, who controls the Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Agent, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

13.            Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent and any controlling persons, and shall survive delivery and acceptance of the Placement Shares and payment therefor.

14.            Termination.

(a)            The Agent may terminate this Agreement, solely with respect to its rights and obligations hereunder, at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of the Agent, may materially impair the Agent’s ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of the Agent’s obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Common Shares of the Company on the Principal Trading Market or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i) (Expenses), Section 12 (Indemnification), Section 13 (Survival of Representations), Section 14(f) (Termination), Section 19 (Applicable Law; Consent to Jurisdiction) and Section 20 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If the Agent elects to terminate this Agreement as provided in this Section 14(a), the Agent shall provide the required notice as specified in Section 15 (Notices).

(b)            The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)            In addition to, and without limiting the Agent’s rights under Section 14(a), the Agent shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(d)            This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14(a), 14(b) or 14(c) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 shall remain in full force and effect.

(e)            Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)            In the event that the Company terminates this Agreement, as permitted under Section 14(b), the Company shall be under no continuing obligation to utilize the services of the Agent in connection with any sale of securities of the Company or to pay any compensation to the Agent other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agent.

15.            Notices. Subject to Section 2(a), all notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agent, shall be delivered to:

Jefferies LLC
520 Madison Avenue
New York, New York 10022
Facsimile: (646) 786-5719
Attention: General Counsel

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
Attention: Thomas S. Levato
E-mail: REDACTED

or if sent to the Company, shall be delivered to:

Cardiol Therapeutics Inc.
2265 Upper Middle Road East, Suite 602
Oakville, Ontario L6H 0G5, Canada
Attention: Chief Executive Officer
E-mail: REDACTED

with a copy (which shall not constitute notice) to:

Troutman Pepper Locke LLP
111 Huntington Avenue, 9th Floor
Boston, Massachusetts 02199-7613
Attention: Thomas M. Rose
E-mail: REDACTED

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the Principal Trading Market and commercial banks in the city of New York are open for business.

16.            Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agent and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that the Agent may assign its rights and obligations hereunder to affiliates of the Agent without obtaining the Company’s consent.

17.            Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.            Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.            Applicable Law; Consent to Jurisdiction; Waiver of Immunity.

(a)            This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

(b)            By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served, and agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as required by the Securities Act.

(c)            To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives, and agrees to cause each of its subsidiaries to waive, such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

20.            Waiver of Jury Trial. The Company and the Agent hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.            Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agent has not been engaged by the Company to provide, and has not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor has the Agent assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agent shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

22.            Recognition of U.S. Special Resolutions Regimes. In the event that the Agent is a Covered Entity (as defined below) and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States. In the event that the Agent is a Covered Entity and the Agent or a BHC Act Affiliate (as defined below) of the Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States. For purposes of this Agreement, (A) “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); (B) “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); (C) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and (D) “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

23.            Research Analyst Independence. The Company acknowledges that the Agent’s research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such the Agent’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions. The Company understands that the Agent is a full-service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

24.            Press Releases and Disclosure. The Company may issue a press release describing the material terms of the transactions contemplated hereby as soon as practicable following the date of this Agreement, and may file with the Commission a Form 6-K, with this Agreement attached as an exhibit thereto, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agent prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation, any disclosure required in reports filed with the Commission pursuant to the Exchange Act) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of applicable law or stock exchange rules; provided, however, that no such approval or consultation shall be required for (i) any disclosure made by the Company in the ordinary course in its continuous disclosure documents, prospectus supplements or other filings with the Commission or the Canadian Qualifying Authorities that is consistent with prior disclosure approved by the Agent, or (ii) any disclosure made pursuant to Section 8(n). If any such press release or like public statement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

25.            General Provisions. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com). The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

CARDIOL THERAPEUTICS INC.

By:	/s/ Christopher Waddick
Name: Christopher Waddick
Title: Chief Financial Officer

The foregoing Agreement is hereby confirmed and accepted by the Agent in New York, New York as of the date first above written.

JEFFERIES LLC

By:	/s/ Michael Magarro
Name: Michael Magarro
Title: Managing Director

SCHEDULE 1

NOTICE PARTIES

The Company

Name and Office / Title	E-mail Address	Telephone Numbers
David Elsley CEO	REDACTED	Office: REDACTED Cell: REDACTED
Chris Waddick CFO	REDACTED REDACTED	Cell: REDACTED
Dan Crandall Vice President of Finance	REDACTED	Office: REDACTED Cell: REDACTED

The Agent

Donald Lynaugh

Michael Magarro

EXHIBIT A

FORM OF PLACEMENT NOTICE

[Date]

Jefferies LLC
520 Madison Avenue
New York, New York 10022

Attn: [__________]

Reference is made to the Open Market Sale Agreement between Cardiol Therapeutics Inc. (the “Company”) and Jefferies LLC (the “Agent”) dated as of November 3, 2026 (the “Sales Agreement”). The Company confirms that all conditions to the delivery of this Placement Notice are satisfied as of the date hereof. Capitalized terms used herein and not defined shall have the respective meanings ascribed to such terms in the Sales Agreement.

Date that the Registration Statement expires: _______________

Date of delivery of Placement Notice (pursuant to Section 2(a) of the Sales Agreement): ______________

Issuance amount (equal to the total sales price for such shares): US$ __________________________

Number of days in selling period: ___________________________

First date of selling period: ___________________________

Last date of selling period: ____________________________

Settlement date(s) if other than standard T+1 settlement: _____________________________

Floor price limitation (in no event less than US$1.00 without the prior written consent of the Agent, which consent may be withheld in the Agent’s sole discretion): US$ ____ per share

Comments: _______________________________________________________________________

By:
Name:
Title:

EXHIBIT B

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Cardiol Therapeutics Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), do hereby certify in such capacity and on behalf of the Company pursuant to Section 8(o) of the Open Market Sale Agreement dated November 3, 2026 (the “Sales Agreement”) between the Company and Jefferies LLC, to the best of my knowledge that:

(i)          The representations and warranties of the Company in Section 7 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)         The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

Date:

By:
Name:
Title: